Reply to the Attention of	Daniel Dex
Direct Line	604.691.6839
Direct Fax	604.893.7623
Email Address	daniel.dex@mcmillan.ca
Our File No.	57278-42
Date	August 10, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:               Ms. Tia L. Jenkins

Dear Sirs/Mesdames:

Re:	American Bonanza Gold Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 000-29916

     We are counsel for and write on behalf of American Bonanza Gold Corp. (the “Company”) in response to the Staff’s letter of July 23, 2012 (the “Comment Letter”) signed by Ms. Tia L. Jenkins of the United States Securities and Exchange Commission (the “Commission”).

     On behalf of the Company we provide below the Company’s item-by-item responses to the comments made in the Commission’s Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company.

Commission Comment:

Form 20-F for the Fiscal Year Ended December 31, 2011

Part I

Item 5. Operating and Financial Review Prospects, Page 46

1.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14- 17 and Appendix B of IFRS 1, that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the effect on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to Instruction #4 to Item 5 of Form 20-F.

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August 10, 2012

Company Response:

We hereby confirm, on behalf of the Company, that the Company did not apply any exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 upon adoption of IFRS, as there were no relevant accounting circumstances that would require the application of the exceptions and therefore no disclosure was required.

Commission Comment:

Part II

Item 15. Controls and Procedures, Page 79

Management’s Report on Internal Control over Financial Reporting, Page 79

2.

We note your disclosure that material adjustments were identified during the year-end audit process relating to certain accounting matters that were adjusted for in the December 31, 2011 consolidated financial statements. We further note your disclosure that these adjustments indicate a material weakness which arose as a result of limited finance staff with financial reporting expertise to address and review more complex accounting matters. Please further describe to us the nature of the material adjustments and their effect on the Company’s financial reporting and ICFR. To the extent that you identify material weaknesses in the future, also confirm to us that you will provide disclosure of the nature of the material weaknesses and the effect on the Company’s financial reporting and ICFR. Refer to Section II.B.3 of SEC Release No. 33-8810.

Company Response:

We hereby confirm, on behalf of the Company, that the nature of the material adjustments and their effect on the Company’s financial reporting and ICFR as disclosed in the Management’s Report on Internal Control over Financial Reporting related to the following:

-	Reclassification of certain amounts presented on the balance sheet between inventory, prepaids and mineral property to correct errors in presentation.

-	Adjustments to correctly account for the impact of foreign exchange, specifically in relation to the impact of a change in functional currency as a result of adoption of IFRS.

August 10, 2012

-	Adjustment to reinstate payable amount in respect of certain amounts due to Quebec provincial authorities relating to mining taxes.

The aggregate pre-tax misstatement reduced net income for the year ended December 31, 2011 by $587,999 in the statement of operations, increased total assets by $85,511, increased total liabilities by $261,786 and had a consequential impact on equity.

As a result of the limited number of qualified finance staff and the additional complexity as the Copperstone project moved into the commissioning phase at the end of 2011, errors were made in the preparation of draft financial statements that resulted in audit misstatements being detected by the Company’s auditor and which were corrected in the final financial statements and which were, in aggregate, material. The material weakness was a lack of qualified personnel to address and review more complex accounting matters. This weakness has subsequently been remediated by the hiring of a Chartered Accountant at the corporate level and by the hiring of additional staff at the Copperstone mine including a mine controller with an accounting designation.

We further confirm, on behalf of the Company, that the Company has advised that to the extent that the Company identifies material weaknesses in the future, it will provide disclosure of the nature of the material weaknesses and the effect on the Company’s financial reporting and ICFR.

Commission Comment:

3.

Please tell us whether there was any change in your ICFR identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that materially affected, or was reasonably likely to materially affect, your ICFR. Also confirm that you will provide this disclosure in future filings, as required by Item 15(d) of Form 20-F.

Company Response:

We hereby confirm, on behalf of the Company, that the Company has advised that there was no change in its ICFR identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a -15 or 240.15d -15 that occurred during the period covered by the annual report that materially affected, or was reasonably likely to materially affect, the Company’s ICFR. We further confirm, on behalf of the Company, that the Company will provide this disclosure in future filings, as required by Item 15(d) of Form 20-F.

August 10, 2012

Commission Comment:

Part III

Item 17. Financial Statements, Page 83

Consolidated Financial Statements, Page 1

Notes to the Consolidated Financial Statements, Page 7

13. First-Time Adoption of International Financial Reporting Standards (“IFRS”), Page 31

4.

We note your disclosure that the adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. We further note that the total operating and investing cash flows presented in your fiscal 2010 statement of cash flows (under Canadian GAAP) were $(512,925) and $1,332,672, respectively, and the total operating and investing cash flows presented in your fiscal 2010 statement of cash flows (under IFRS) were $(905,254) and $1,738,750, respectively. In addition, we note that you now present a line item in your statement of cash flows under IFRS for the effect of exchange rate changes on cash and cash equivalents. Please explain to us in sufficient detail what these noted adjustments to the statement of cash flows represent, and revise to provide disclosure of these adjustments pursuant to IFRS 1.25. Also explain to us the basis for your statement that the adoption of IFRS did not have an impact on the total operating or investing cash flows in light of the differences noted above.

Company Response:

We hereby confirm, on behalf of the Company, the impact on the consolidated statement of cash flows of the application of IFRS was $13,749. This amount is immaterial. It relates to the impact of the change in functional currency of the Company’s subsidiary, as explained in note 13 (ii) of the consolidated annual financial statements. As the impact on the statement of cash flows is immaterial, the Company believes that no explanation is necessary.

The change in total investing cash flows between what was presented in the fiscal 2010 statement of cash flows under Canadian GAAP and the 2011 statement of cash flows under IFRS was $406,078, with a corresponding change to changes in non-cash operating accounts and was due to a correction of an error in the 2010 financial statements as noted below. The difference was not as a result of the adoption of IFRS.

The difference related to the correction of an error in the classification as investing cash flows of expenditures incurred on mineral properties, plant and equipment but which had not been paid and were included in accounts payable as at December 31, 2010. The Company had originally included this amount in investing cash flows as if this amount had been paid at year end, resulting in an outflow of cash; however, upon further investigation, the funds had not been paid and thus the amount should not have been reflected in the cash flow statement. The Company identified this error in the preparation of the 2011 financial statements and corrected the error in the 2011 consolidated statement of cash flows by recasting the 2010 comparative balances previously prepared under Canadian GAAP (prior to the adoption of IFRS).

August 10, 2012

The amount, while having a significant impact on the cash from operations and cash from investing, only represents approximately 1% of total assets of the Company.

As well, the Company considered the following factors in making its determination that the amount was immaterial to the 2010 financial statements previously filed or to the 2011 financial statements, for the following reasons:

-	The adjustment is a non-cash adjustment and relates to a classification misstatement.

-	Such misstatement has no impact on debt covenants or other contractual covenants as the Company is not subject to such covenants.

-	The misstatement does not impact any key ratios of the Company that may be used to evaluate financial position, cash flows or operating results.

-	Management compensation plans are not based on metrics that are impacted by the adjustment.

-	As the adjustment does not have an income statement impact, there are no roll-forward considerations.

-	The adjustment has no impact on earnings or any other financial results that investors or analysts place reliance or expectations upon. The Company does not consider that cash flows from operations is a measure that users of the financial statements are focused upon and does not focus on operating or investing cash flow measures in its reporting.

-	The Company does not believe that this reclassification will have any influence on the judgement of a reasonable person, as an investor is most interested in non-financial data, such as mineral resources, and the overall progress in developing the Copperstone mine. This is supported by the focus in the Company’s accompanying Management Discussion and Analysis of discussion around the status of the Copperstone mine commissioning and the ability of the Company to finance its completion and enter the productive phase.

-	Therefore, the amount of the misclassification it is not considered to be material in the context of the financial statements as a whole on the basis of the qualitative factors outlined.

August 10, 2012

Commission Comment:

Notes to the IFRS Reconciliations, Page 35

5.

We note that you have grouped certain adjustments in your IFRS reconciliations. Please revise to provide explanations of the amount and nature of the individual adjustments within each group to give sufficient detail to enable users to understand the material adjustments. Refer to IFRS 1.25.

Company Response:

We hereby confirm, on behalf of the Company, that the Company believes that the disclosure provided in Note 13 of the annual audited financial statements is sufficient to explain the nature of the four individual adjustments.

As set out in Note 13, under the heading “Notes to the IFRS reconciliations”, there were four adjustments, the nature of which is explained in the note and summarized below.

In the tabular reconciliations presented in Note 13, adjustments (iii) and (iv) are presented separately and therefore the Company believes that no further comment is required.

Adjustments (i) and (ii) are grouped together in the reconciliations only in respect of the impact on mineral properties, plant and equipment. The Company considers that that adjustment (i) is explained in sufficient detail in the narrative which notes that the asset retirement obligation under Canadian GAAP at January 1, 2010 was $36,352 compared to $40,621. The difference on the provision of $4,269 is shown on a separate line in the tabular reconciliation. The impact of this adjustment on mineral properties, plant and equipment is not material and it is the Company’s view that the disclosure is sufficient.

Adjustment (ii) relates to the change in functional currency. The impact is presented separately except in respect of the grouping with adjustment (i) as described above. As adjustment (i) is not material, the Company believes that the presentation of adjustments (i) and (ii) in respect of the impact on mineral properties, plant and equipment is explained in sufficient detail for users to understand the adjustment.

The cumulative impact of the adjustments on deficit is grouped together in the reconciliations presented and relates to adjustments (ii), (iii) and (iv). It is the Company’s view that this presentation is sufficient to enable users to understand the material adjustments as the individual adjustments are sufficiently explained, as noted above, and the impact on retained earnings represents the overall transition impact.

August 10, 2012

For your information, we have set out below a detailed analysis of the individual adjustments:

	January 1,	December 31,	Note reference
	2010	2010	in Note 13	Other comments

Mineral properties, plant and equipment functional currency adjustment	(4,163,031)	(5,124,020)	(ii)	Can be derived by a reader and Note 13 (ii) explains the other side of the entry is booked to deficit as at January 1, 2010
Asset retirement obligation adjustment	4,269	4,269	(i)	Disclosed in consolidated January 1, 2010 balance sheet reconciliation Note 13
IFRS adjustment to Mineral properties, plant and equipment	(4,158,762)	(5,119,751)	(i), (ii)	Disclosed in consolidated January 1, 2010 and December 31, 2010 balance sheet reconciliation Note 13

Mineral properties, plant and equipment	(4,163,031)	(4,163,031)	(ii)	Can be derived by a reader and Note 13 (ii) explains the other side of the entry is booked to deficit as at January 1, 2010
Flow through shares	(673,556)	(673,556)	(iii)	Note (iii) of Note 13
Accumulated other comprehensive loss	43,031	43,031	(iv)	Note (iv) of Note 13
IFRS adjustment to Deficit - January 1, 2010	(4,793,556)	(4,793,556)	(ii), (iii), (iv)	Disclosed in consolidated January 1, 2010 balance sheet reconciliation Note 13

Mineral property write-down		489,908	(ii)	Disclosed in consolidated December 31, 2010 statement of operation reconciliation Note 13
Deferred income tax recovery		(63,850)	(iii)	Disclosed in consolidated December 31, 2010 statement of operation reconciliation Note 13
IFRS adjustment to Deficit - December 31, 2010		426,058		Disclosed in consolidated December 31, 2010 statement of operation reconciliation Note 13

Total IFRS adjustment to Deficit	(4,793,556)	(4,367,498)		Disclosed in consolidated January 1, 2010 and December 31, 2010 balance sheet reconciliation Note 13

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

     We hereby confirm, on behalf of the Company, that enclosed herewith is a written statement from the Company as requested by the Commission.

     On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

August 10, 2012

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

“Daniel D. Dex”

Daniel D. Dex

Enclosure:
Company acknowledgement letter

cc: American Bonanza Gold Corp.